Exhibit 99.1

Investor Contact:
Josh Hirsberg
(702) 792-7234
joshhirsberg@boydgaming.com

Media Contact:
David Strow
(702) 792-7386
davidstrow@boydgaming.com

BOYD GAMING UPDATES GUIDANCE FOR FOURTH QUARTER 2013

LAS VEGAS - JANUARY 30, 2014 - Boyd Gaming Corporation (NYSE: BYD) today announced that it is updating its previously provided Adjusted EBITDA and Adjusted EPS guidance for the fourth quarter ended December 31, 2013.

For the fourth quarter 2013, the Company expects Borgata to report Adjusted EBITDA (1) of $15.0 million to $17.0 million, compared to previous guidance of $22.0 million to $24.0 million. As previously disclosed, Borgata’s fourth-quarter results were impacted by several short-term factors in December, including an unusually low hold percentage and severe winter weather during two weekends. Borgata’s expected fourth-quarter performance and previously provided guidance do not include any meaningful impacts from online gaming.

The Company expects to report wholly-owned Adjusted EBITDA, after the deduction of corporate expense, at the lower end of the previously provided range of $105.0 million to $110.0 million. Despite the impact of soft market conditions and winter weather on operations in the Midwest and South and Peninsula segments, the Company’s wholly-owned operations performed in-line with expectations in the fourth quarter, benefiting from improved performance in the Las Vegas Locals and Downtown Las Vegas segments. Wholly-owned Adjusted EBITDA for fourth quarter 2013 excludes a favorable property tax adjustment of $9.3 million.

Keith Smith, President and Chief Executive Officer of Boyd Gaming, said, “Despite short-term challenges at Borgata, we remain optimistic about the overall direction of our business. We are confident that the investments and refinements we have made throughout the business, our improving financial position, and our leadership position in real-money online gaming will fuel further momentum in our business in 2014 and beyond.”

Adjusted loss per share (1) for fourth quarter 2013 is expected to range from a loss of $0.21 to $0.27 per share, compared to previous guidance of a loss of $0.15 to $0.20 per share.

(1)	See footnotes at the end of this release for additional information relative to non-GAAP financial measures.

GAAP Reconciliation and GAAP Metrics
On a GAAP basis, the Company expects to report a net loss attributable to Boyd Gaming Corporation of $44.3 million to $49.8 million, and a net loss per share of $0.40 to $0.46. The Company’s fourth-quarter results will include charges of $24.7 million due to early extinguishments of debt, primarily related to debt refinancing activities at Borgata. The Company also expects its fourth-quarter results to be impacted by non-cash impairment charges, currently estimated to total $4.1 million, arising primarily from the annual impairment test of its indefinite-lived intangible assets. Reconciliations of the range of estimated Adjusted EBITDA to the estimated net loss attributable to Boyd Gaming Corporation, and the range of estimated net loss per share to estimated Adjusted loss per share, are provided in the tables included with this release.

BOYD GAMING CORPORATION
SUPPLEMENTAL INFORMATION
Reconciliation of Estimated Adjusted EBITDA to Estimated Net Loss
For Fourth Quarter 2013
(Unaudited)

	Range of Estimated Results
	for Fourth Quarter 2013
(In millions)	Low	High
Wholly owned Adjusted EBITDA, before property tax adjustment	$105.0	$110.0
Add: Property tax adjustment	9.3	9.3
Wholly owned Adjusted EBITDA	114.3	119.3
Atlantic City	15.0	17.0
Adjusted EBITDA	129.3	136.3

Other operating costs and expenses
Depreciation and amortization	69.1	69.1
Estimated impairments of assets	4.1	4.1
Other, net	18.8	21.2
Total	92.0	94.4

Operating income	37.3	41.9

Other non-operating items
Interest expense, net	77.0	77.0
Loss on early extinguishments of debt	24.7	24.7
Other, net	(2.3)	(1.4)
Total	99.4	100.3

Loss from continuing operations before taxes	(62.1)	(58.4)
Income taxes	(7.3)	(6.5)
Net loss	(69.4)	(64.9)
Net loss attributable to noncontrolling interests	19.6	20.6
Net loss attributable to Boyd Gaming Corporation	$(49.8)	$(44.3)

BOYD GAMING CORPORATION
SUPPLEMENTAL INFORMATION
Reconciliation of Estimated Net Loss Per Share to Estimated Adjusted Loss Per Share
For Fourth Quarter 2013
(Unaudited)

	Range of Estimated Results
	for Fourth Quarter 2013
	Low	High
Net loss per share attributable to Boyd Gaming Corporation	$(0.46)	$(0.40)
Pretax adjustments:
Loss on early extinguishments of debt	0.23	0.23
Estimated impairments of assets	0.04	0.04
Property tax adjustment	(0.09)	(0.09)
Other	0.05	0.05
Estimated income tax effect of adjustments	0.08	0.08
Impact on noncontrolling interests	(0.12)	(0.12)

Adjusted loss per share	$(0.27)	$(0.21)

Non-GAAP Financial Measures

Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

EBITDA and Adjusted EBITDA

EBITDA is a commonly used measure of performance in our industry that we believe, when considered with measures calculated in accordance with accounting principles generally accepted in the United States (“GAAP”), provides our investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We refer to this measure as Adjusted EBITDA. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by our management in their financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in the evaluation of potential acquisitions and dispositions. Adjusted EBITDA is also used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, impairments of assets, asset transactions costs, loss on early extinguishments of debt and other operating charges, net, and our share of Borgata's non-operating expenses, preopening expenses and other items and write-downs, net. In addition, Adjusted EBITDA includes corporate expense. A reconciliation of estimated Adjusted EBITDA to estimated net income (loss), based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS

Adjusted Earnings is net income (loss) before preopening expenses, asset transactions costs, net gains on insurance settlements, impairments of assets, certain adjustments to property tax accruals, write-downs and other charges, net, accelerated amortization of deferred loan fees, changes in the fair value of derivative instruments, gain or loss on early retirements of debt, other non-recurring adjustments, net, valuation adjustments related to the consolidation of Borgata, and our share of Borgata's preopening expenses and other items and write-downs, net. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of estimated net income (loss) based upon GAAP to estimated Adjusted Earnings and Adjusted EPS are included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures

The use of EBITDA, Adjusted EBITDA, Adjusted Earnings, Adjusted EPS and certain other non-GAAP financial measures has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings, Adjusted EPS or certain other non-GAAP financial measures may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest and income taxes, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings, Adjusted EPS and certain other non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings, Adjusted EPS and certain other non-GAAP financial measures should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings, Adjusted EPS and certain other non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward-looking Statements and Company Information
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as “may,” “will,” “might,” “expect,” “believe,” “anticipate,” “could,” “would,” “estimate,” “continue,” “pursue,” or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding future performance. In addition, forward-looking statements in this press release include statements regarding: expectations regarding the Company’s and Borgata’s anticipated fourth quarter results; optimism for the Company’s and Borgata’s results in 2014; Borgata’s performance during the first full month of online wagering; that the challenges at Borgata were short-term; that investments and refinements that have been made throughout the business, the Company’s improving financial position, and its leadership position in real-money online gaming will fuel further momentum in our business in 2014 and beyond. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. These risks and uncertainties include, but are not limited to: fluctuations in the Company's operating results; recovery of its properties in various markets; the state of the economy and its effect on consumer spending and the Company's results of operations; the timing for economic recovery, its effect on the Company's business and the local economies where the Company's properties are located; the receipt of legislative, and other state, federal and local approvals for the Company's development projects in Florida, California and other jurisdictions; whether online gaming will become legalized in various states, the Company's ability to operate online gaming profitably, or otherwise; consumer reaction to fluctuations in the stock market and economic factors; the fact that the Company's expansion, development and renovation projects (including enhancements to improve property performance) are subject to many risks inherent in expansion, development or construction of a new or existing project; the effects of events adversely impacting the economy or the regions from which the Company draws a significant percentage of its customers; competition; litigation; financial community and rating agency perceptions of the Company and its subsidiaries; changes in laws and regulations, including increased taxes; the availability and price of energy, weather, regulation, economic, credit and capital market conditions; and the effects of war, terrorist or similar activity. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of the Company's Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming
Headquartered in Las Vegas, Boyd Gaming Corporation (NYSE: BYD) is a leading diversified owner and operator of 22 gaming entertainment properties located in Nevada, Illinois, Indiana, Iowa, Kansas, Louisiana, Mississippi and New Jersey. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com.